Filed pursuant to Rule 497(a)
File No. 333-228959
Rule 482ad

Yieldstreet Prism Fund Update: Q4 2021


Q4 2021

The S&P 500 Index roared back in the final quarter of 2021, returning 11.0%, with growth equities leading the way, returning 13.4% and outperforming value equities. The strong finish to the year brought the total return for the S&P 500 to 28.6%, marking its third straight impressive year with the index eclipsing a 100% cumulative three-year return.

Interestingly, the price-to-earnings (P/E) ratio, a valuation measure of stocks, stood at an elevated 27x at the end of the year, a level only surpassed one other time since 2009. As of this writing, the equity market has begun the year with a dramatic selloff on the fear of rising rates, putting downward pressure on valuations. The Federal Reserve's Open Market Committee (FOMC) response and policy for 2022 and beyond will likely be the key driver to whether this is a mid-cycle correction before returning to the positive equity momentum experienced since the March 2020 lows, or instead, something more reminiscent of previous sustained down markets.

In fixed income, the 10-Year US Treasury yield oscillated within a 0.3% range before ultimately settling the quarter unchanged. For the year, the 10-Year yield rose ~0.6%, continuing its move higher off the all-time lows established during the onset of the COVID-19 pandemic. The Bloomberg US Aggregate Index, the most widely used fixed income index, returned -1.8% for the year, which was its third negative year in the past ten, after not having experienced a negative year since the 1990s.

During the quarter, the Fund returned 0.1%, which was due in part to a position in 51job, Inc., an non-US recruiting and human resources services firm. The position was [illegible]e

the third quarter as part of the Fund's secondary strategy: capital appreciation. The investment thesis is centered around an arbitrage opportunity by acquiring the shares at a cost basis of ~$71 per share, well below 51job's agreed-upon merger price with a Chinese-based buyer group of $79 per share. During the fourth quarter, 51job's share price declined in line with the broad selloff in Chinese equities coupled with uncertainty around the merger's completion. As of December 31, 2021, the share price of 51job was ~$48 per share. Despite the recent performance, we still maintain our original thesis which is outlined below:

- Yieldstreet believes that the merger will occur, although perhaps not at the deal price, but above the current price;
- The timeline of the merger is facing temporary delays as regulatory advice has been sought to ensure compliance with local regulations;
- There is a merger agreement in place and the company has issued no information indicating the deal will not occur under agreed-upon terms;
- The share price is currently trading at a discount to the contractual deal price largely due to a broader selloff in its respective sector, which is facing regulatory and geopolitical uncertainty.

For the year, the Fund returned 5.0%. For additional context, the Fund outperformed the Bloomberg US Aggregate and the Bloomberg US Corporate High Yield Indices, which returned -1.8% and 4.3%, respectively for the year.

The Fund distributed $0.20 per share in December, bringing its year-to-date total distributions up to $0.80 per share, which tracks on pace to meet the Fund's target distribution rate of 8% for the year[2].

The Fund completed its third tender offer to provide liquidity to investors during the fourth quarter. Alternative investments are inherently less liquid, but Yieldstreet continues to pursue pathways to provide liquidity for such investments. The Fund expects to continue to offer liquidity to investors through tender offers each quarter, subject to the discretion of the Fund's Board of Directors.

Portfolio Composition[3]

During the quarter, the Fund's allocations to Real Estate and Legal increased due to a combination of new investments as well as an additional capital call from one of its Legal investments. Allocations to Consumer, Commercial, and Art saw the largest decrease due to the maturity or early repayment of multiple investments. Cash in the Fund increased as most of the repayments occurred late in the quarter before proceeds could be redeployed.



Asset Allocation

As of December 31, 2021


Cash
18.7%
Art
4.8%
Consumer
9.2%
Commercial
7.5%
Real estate
31.0%
Corporates
22.0%
Legal
6.7%

Notable Additions		Notable Subtractions	
Commercial Real Estate (New)	$4,000,000	Consumer (Repayment)	$109, 520
Consumer (New)	$300,000	Marine (Maturity)	$4,000,000
Commercial (New)	$2,131,016	Commercial (Repayment)	$2,060,455
Legal (Increase)	$1,945,589		

Highlighted Deal

The Fund invested in a junior mortgage and mezzanine loan primarily secured by a substantially completed multi-family development and parcel of land in Harrison, New Jersey. The new loan restructured the previous $89.5M loan, which closed in December 2019 after the borrower did not meet its obligations. The COVID pandemic and increased supply costs caused the borrower to fall behind anticipated construction milestones and the project to run over budget. The loan refinanced the previous lender and provided [illegible] capital (a recapitalization) to the borrower to help finish the construction project.

Outlook

The Fund's investment objective remains to generate current income and, as a secondary objective, capital appreciation. With interest rates remaining low, we believe that opportunities in fixed income are becoming comparatively less attractive than prior to 2021. As such, we continue to be selective when adding fixed income investments to the portfolio, and instead have deployed the Fund's capital into opportunities that we believe fit the Fund's secondary objective.

Private investments that focus on capital appreciation typically have two impacts on a portfolio. The first is that much, if not all, of their returns tend to be tied to a single event. For example, if the Fund were to purchase an equity stake in a commercial real estate building, the vast majority of returns would be expected to be realized when the building is sold, and not necessarily realized in the portfolio at any point prior to the sale of the building. The second impact is that for a Fund that has current income as an objective, these investments generally do not accrue interest during the life of the investment, and therefore do not contribute recurring income to the Fund.

While we continue to seek attractive fixed income opportunities on behalf of the Fund to help it fulfill its current income objective, we are also finding opportunities with a capital appreciation focus that we believe to be more attractive. Additionally, we remain patient with respect to seeking investment opportunities on behalf of the Fund.

Target Fund Allocation by Objective	
"Current Income" Objective	70%
"Capital Appreciation Objective"	10-25%
Cash / Equivalents	2-10%

In terms of asset classes, the team continues to have a constructive view on opportunities in Commercial Real Estate and Specialty Lending.

1. *Source: Bloomberg, as of 12/31/2021.*

2. *Reflects the annualized distribution rate that is calculated by taking the most recent quarterly distribution approved by the Fund's Board of Directors and dividing it by prior quarter-end NAV and annualizing it. The Fund's distribution may exceed its earnings. Therefore, a portion of the Fund's distribution may be a return of the money you originally invested and represent a return of capital to you for tax purposes.*



3. Source: Yieldstreet, as of 12/31/2021. Notable additions and subtractions are for the third quarter period.

Performance quoted herein represents past performance, which is not a guarantee of future results. All investing involves risk, including the loss of principal. Investment returns and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than the returns quoted herein.

This report contains certain unaudited financial information related to YieldStreet Prism Fund Inc. (the "Fund"). Specifically, the Fund's financial information included herein for the quarter ended December 31, 2021 and for the twelve months ended December 31, 2021 is preliminary and was not subject to an audit or an audit review process or otherwise independently verified and is subject to revision as a result of the audit process currently being undertaken. Such unaudited financial information is being included for informational purposes only.

Investors should carefully consider the investment objectives, risks, charges and expenses of the YieldStreet Prism Fund before investing. The prospectus for the YieldStreet Prism Fund contains this and other information about the Fund and can be obtained by emailing investments@yieldstreetprismfund.com or by referring to www.yieldstreetprismfund.com. The prospectus should be read carefully before investing in the Fund.

Investments in the Fund are not bank deposits (and thus not insured by the FDIC or by any other federal governmental agency) and are not guaranteed by Yieldstreet or any other party.

The securities described in the prospectus are not offered for sale in the states of Nebraska or North Dakota or to persons resident or located in such states. No subscription for the sale of Fund shares will be accepted from any person resident or located in Nebraska or North Dakota.

Published: 01/31/2022

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